SCHNEIDER WEINBERGER & BEILLY LLP
Attorneys-at-Law
2200 CORPORATE BOULEVARD, N.W., SUITE 210
Boca Raton, Florida 33431-7307

James M. Schneider, P.A.	Telephone (561) 362-9595
Steven I. Weinberger, P.A.	Facsimile (561) 362-9612
Roxanne K. Beilly, P.A.
jim@swblaw.net

March 11, 2010

'CORRESP'

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Attention:                      Amanda Ravitz, Esq.

Re:                      China Armco Metals, Inc. (the “Company”)
Post Effective Amendment on Form S-3 to Registration Statement on Form S-1
SEC File No. 333-153418

Dear Ms. Ravitz:

In furtherance to our telephone conversation yesterday, the Company has filed an amendment to the above-captioned registration statement.  This letter will confirm that the Company has been advised that while Monarch Capital Fund, Ltd. did exercise a warrant for 5,000 shares of the Company’s common stock, it did not subsequently sell those shares and remains the holder thereof.  Accordingly, the amendment as filed has been revised to reflect the 5,000 shares issued upon the exercise of the warrant as part of the securities beneficially owned by Monarch Capital Fund, Ltd. before the offering as well as included in the total number of shares being registered in the offering as mentioned below.  In addition, the signature page has been revised as requested.

The amendment as filed has also been revised to adjust the beneficial holdings of certain other selling security holders.  Neither the adjustment in the shares beneficially owned or being registered for Monarch Capital Fund, Ltd. nor the other adjustments in the selling security holder table changed the number of shares originally registered for each selling security holder nor did these changes increase or decrease the total shares covered by the original registration statement.

Sincerely,

/s/ James M. Schneider
James M. Schneider

cc:           Kexuan Yao, Chairman